August 19, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Re:	Tronox Limited

Amendment No. 1 to Registration Statement on Form S-4

Filed August 1, 2013

File No. 333-189308

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Filed August 1, 2013

File No. 001-35573

Dear Ms. Long,

This letter is being furnished by Tronox Finance LLC, a Delaware limited liability company (“Tronox Finance”) and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Finance and each of the guarantors listed on Schedule A hereto, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2013 to Michael J. Foster, Senior Vice President, General Counsel & Secretary of Tronox Limited, with respect to (i) Amendment No. 1 to the Registrants’ Registration Statement on Form S-4 (File No. 333-189308) (the “Registration Statement”) that was initially filed with the Commission on June 14, 2013 and (ii) Amendment No. 1 to Tronox Limited’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012 (File No. 001-35573) (the “Annual Report”) that was initially filed with the Commission on February 28, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Registrants are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. The Registration Statement has been revised to reflect the Registrants’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3,

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, all of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.	Staff’s comment: We note that in response to comment one of our letter dated July 10, 2013 you have proposed to amend Section 10.05(g) of the Indenture to exclude Tronox Limited. However, we note that Sections 10.05(a)(ii) and 10.05(f) also allow for the release of the parent guarantor in certain circumstances. Please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees as required to rely on Rule 3-10 of Regulation S-X in light of the existence of these parent guarantor release provisions.

Response: In response to the Staff’s comment, the Registrants have amended Section 10.05(a)(ii) of the Indenture to exclude Tronox Limited from the release of its guarantee under the Credit Facilities. In addition, the Registrants respectfully submit that the Parent guarantee is full and unconditional despite Section 10.05(f) because the release of a guarantee pursuant to Section 9.02 requires the consent of each affected Holder. A copy of the Supplemental Indenture effecting such amendments is included as an Exhibit to Amendment No. 3.

Exhibit 5.1

2.	Staff’s comment: Please remove the language on page 9 of the opinion that making the assumptions does not imply that you are not aware of any circumstance that might affect whether the assumptions are correct. To the extent that you know that certain of the assumptions are incorrect, you should disclose this fact.

3.	Staff’s comment: We note the assumptions in Section 2(b), 2(c), 2(d), 2(f) And 2(h) on pages 7-8 of the opinion. Please advise why such assumptions are necessary for counsel to render its opinion, or, in the alternative, please delete such assumptions.

Response: In response to the Staff’s comment, the Registrants have filed a revised opinion 5.1.

Exhibit 5.3

4.	Staff’s comment: Please remove the language in Section 1.4 stating that counsel has not made any searches or enquiries of any public body or registry in relation to the company. We will not object if counsel is silent as to the scope of its diligence in preparing the opinion, but counsel’s opinion should not limit the diligence such that it does not cover the customary diligence required for issuing such an opinion.

5.	Staff’s comment: We note that Sections 3.2, 3.3, 3.4 and 3.5 and 3.7 state that only the Issuer and the “initial parties who exchange the existing notes under the Indenture for Exchange Notes” are entitled to rely on the opinion. Such a limitation on reliance is not acceptable as all purchasers of securities in the offering are entitled to rely on the opinion. Please delete this limitation. See Staff Legal Bulletin No. 19 (Oct. 2011).

6.	Staff’s comment: Please have counsel remove the second assumption on page six of the opinion regarding insolvency proceedings, and the assumption in paragraph six on page seven of the opinion regarding restrictions set forth in the company’s constitutional documents or other agreements, as these matters can be determined through diligence of counsel. Please also advise why the assumption in paragraph seven on page seven of the opinion is necessary, or, in the alternative, please delete such assumption.

Response: In response to the Staff’s comment, the Registrants have filed a revised opinion 5.3 reflecting these changes.

Exhibit 5.4

7.	Staff’s comment: We note the assumption in paragraph (h) on page three and the qualification in paragraph (B) on page four. Please advise why such assumptions and qualifications are necessary for counsel to render its opinion, or, in the alternative, please delete such assumptions.

8.	Staff’s comment: Please remove the statement on page four that natural persons or legal entities that are involved in the services provided by or on behalf of counsel cannot be held liable in any manner whatsoever. Such a limitation is inappropriate.

Response: In response to the Staff’s comment, the Registrants have filed a revised opinion 5.4.

Form 10-K for the Fiscal Year Ended December 31, 2012

9.	Staff’s comment: We note the amendment to your December 31, 2012 Form 10-K filed on August 1, 2013. Please further amend your Form 10-K to provide a conclusion on the effectiveness of the controls as required by Item 307 of Regulation S-K.

Response: In response to the Staff’s comment, Tronox Limited has amended the Annual Report to provide the conclusion on the effectiveness of the controls as required by Item 307 of Regulation S-K.

Reporting of Ore Reserves and Mineral Resources, page 37

10.	Staff’s comment: We note your response to comment 2 from our letter dated July 15, 2013. Additionally we note your previous disclosure regarding the composition of total heavy metals including ilmenite, zircon, rutile, and leucoxene that was disclosed in your amended S-4 as filed on May 4, 2012. Please explain why you no longer believe it to be necessary to include this disclosure in your current filings.

Response: Tronox Limited agrees that the valuable heavy mineral (“VHM”) composition of the total heavy minerals (“THM”) is an important aspect of the valuation of our ore reserves. Acknowledging that the presentation format for in-place reserves of valuable heavy minerals (ilmenite, rutile, zircon and leucoxene) used by Tronox Limited and Tronox Incorporated in the May 4, 2012 Registration Statement on Form S-4, Tronox Limited will include the following table in its amended 10-K for 2012 and in future form 10-K filings:

TRONOX IN-PLACE RESERVES AS OF 31 DECEMBER 2012

	Total Ore Reserves (Mt)	Reserves % THM	Total In-place THM (Kt)	Reserves % VHM	VHM (Kt)	ILMENITE %	RUTILE %	LEUCOXENE %	ZIRCON %
Namakwa, Western Cape, RSA	432.2	8.8%	37,804	4.5%	19,269	34	2.5	5.4	9.0
Hillendale, KwaZulu-Natal, RSA	2.9	5.0%	144	3.6%	103	59	3.8	2.0	6.8
Fairbreeze, KwaZulu-Natal, RSA	139.6	7.2%	10,115	5.5%	7,633	62	3.4	1.7	8.4
Cooljarloo, Western Australia	228.7	2.1%	4,854	1.7%	3,804	61	5.0	2.8	9.7
Dongara, Western Australia	64.6	5.1%	3,324	3.5%	2,291	49	6.1	2.8	11.2
Jurien, Western Australia	15.7	7.9%	1,240	5.8%	906	54	6.8	2.3	10.0
Total Ore Reserves (Mt), THM (Kt) and VHM (Kt)	883.7		57,479		34,006

Notations:

All reserves are reported at 100% without respect to Tronox share of South African reserves

Total Reserves (ROM) includes Proven and Probable Reserves in Mt (million metric tonnes)

THM = Total Heavy Minerals of approx density 2.96 gm/cm3 or greater. Kt = kilotons (000’s metric tonnes)

VHM = Valuable Heavy Minerals: ilmenite (TiFeO3), leucoxene (TiFe1-xO3), rutile (TiO2) and zircon (ZrSiO4). Kt = kilotons (000’s metric tonnes)

Reserve percentages of ilmenite, rutile, leucoxene and zircon are in-place, calculated as % of THM assemblage

11.	Staff’s comment: We note your response to comment 4 from our letter dated July 15, 2013. We believe the cut-off grade and the pricing used in the determination of your mineral reserves to be material information associated with your mineral reserves. Additionally we note that your previous disclosure in your amended S-4 as filed on May 4, 2012 included this information. We reissue the comment.

Response: Tronox Limited’s mining operations and mineral resource specialists determine ore reserves from the company’s inventory of mineralized material by applying realistically-assumed geological, mining, metallurgical, environmental, infrastructure, legal, marketing, social, and governmental factors to life-of-mine and economic models. Those and all other applicable modifying factors were considered in sufficient detail to demonstrate that extraction is economically viable as of December 31, 2012.

Please note that the Registrants will furnish a letter at the time they request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 405-775-5171 or the Registrants’ outside counsel, Christian O. Nagler at (212) 446-4660 or David A. Curtiss at (212) 446-5974.

Sincerely,

/s/ Michael J. Foster

Michael J. Foster

Cc:	Christian O. Nagler, Esq.
David A. Curtiss, Esq.

Schedule A

Guarantors	Jurisdiction of Organization
Tronox Incorporated	Delaware
Tronox LLC	Delaware
Tronox US Holdings Inc.	Delaware
Tronox Australia Holdings Pty Limited	Western Australia, Australia
Tronox Australia Pigments Holdings Pty Limited	Western Australia, Australia
Tronox Global Holdings Pty Limited	Western Australia, Australia
Tronox Limited	Western Australia, Australia
Tronox Pigments Australia Holdings Pty Limited	Western Australia, Australia
Tronox Pigments Australia Pty Limited	Western Australia, Australia
Tronox Pigments Western Australia Pty Limited	Western Australia, Australia
Tronox Pigments LLC	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
Tronox Western Australia Pty Ltd	Western Australia, Australia
Tronox Worldwide Pty Limited	Western Australia, Australia
Tronox Holdings (Australia) Pty Limited	Western Australia, Australia
Tronox Investments (Australia) Pty Ltd	Western Australia, Australia
Tronox Australia Sands Pty Ltd	Western Australia, Australia
Ticor Resources Pty Ltd	Western, Australia, Australia
Ticor Finance (A.C.T.) Pty Ltd	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
TiO2 Corporation Pty Ltd	Western Australia, Australia
Yalgoo Minerals Pty. Ltd.	Australia
Tific Pty. Ltd.	Australia
Synthetic Rutile Holdings Pty Ltd	Australia
Senbar Holdings Pty Ltd	Australia
Pigment Holdings Pty Ltd	Australia
Tronox Mineral Sales Pty Ltd	Australia
Tronox Management Pty Ltd	Australia
Tronox International Finance LLP	United Kingdom
Tronox Pigments Ltd.	Bahama Islands
Tronox Holdings Europe C.V.	The Netherlands
Tronox Holdings Coöperatief U.A.	The Netherlands

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901